[LETTERHEAD OF BAKER & McKENZIE LLP]

April 14, 2006

Via Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall

RE:	Far East Energy Corporation
Registration Statement on Form S-3
Filed March 22, 2006
File No.: 333-132631

Post-effective Amendment No. 1 on Form S-3 to Form S-2
Filed March 21, 2006
File No.: 333-129309

Dear Mr. Schwall:

We are writing on behalf of our client, Far East Energy Corporation (the “Company”), in response to the comment letter from the United States Securities and Exchange Commission (the “Commission”) to the Company, dated April 12, 2006, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-132631) (the “Registration Statement”) filed with the Commission and Post-effective Amendment No. 1 on Form S-3 to Form S-2 (File No. 333-129309). For ease of reference, the Commission’s comment has been repeated below with the Company’s response set forth below the Commission’s comment.

Form S-3

General

Please provide us with a detailed analysis as to your Form S-3 eligibility when you filed this registration statement. We note from the cover page of your Form 10-K for the fiscal year ended December 31, 2005 that the aggregate market value of your voting common stock held by non-affiliates was approximately $54,948,000. See General Instructions I.B.1. of Form S-3.

Under General Instruction I.B.1—”Eligibility Requirements For Use of Form S-3—Transaction Requirements—Primary Offerings by Certain Registrants” of Form S-3, securities to be offered for cash by or on behalf of a registrant may be registered on Form S-3 provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. The instructions to this item provide that the aggregate market value of the registrant’s voting and non-voting common equity “shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity as of a date within 60 days prior to the date of the filing.”

In accordance with the instructions to Form 10-K, the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates provided on the cover page of its annual report on Form 10-K for the fiscal year ended December 31, 2005 was calculated as of June 30, 2005, which was the last business day of the Company’s most recently completed second fiscal quarter. At June 30, 2005, the Company had 77,459,910 shares of common stock issued and outstanding, and the closing sales price of the Company’s common stock was $1.00 per share. The Company’s issued and outstanding shares and trading price of its common stock increased significantly after June 30, 2005.

The Company filed the Registration Statement on March 22, 2006. In accordance with the requirements of General Instruction I.B.1. of Form S-3 noted above, the Company calculated the aggregate market value of the voting and non-voting common equity held by non-affiliates as of March 20, 2006, a date within 60 days prior to the date of the filing. On March 20, 2006, the Company had 97,515,204 shares of common stock issued and outstanding. Of these issued and outstanding shares, the Company determined that approximately 71,933,373 shares were held by non-affiliates. Solely for purposes of this calculation, the Company assumed that all directors, executive officers and 5% beneficial owners were deemed to be affiliates, which it believes was a conservative approach. Based on the foregoing and the average bid and ask price of the Company’s common stock of $2.22 per share on March 20, 2006, the Company calculated the aggregate market value of the voting and non-voting common equity held by non-affiliates to be $159,332,421 on March 20, 2006.

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We hope this letter adequately responds to your questions. Please note that we intend to file a pre-effective amendment to the Post-effective Amendment No. 1 to Form S-3 to Form S-2 (File No. 333-129309) early next week to include the selling shareholder table in that filing. Please do not hesitate to contact me at 214/978-3042 with any questions that you may have regarding the foregoing.

Very truly yours,

Baker & McKenzie LLP

/s/ W. Crews Lott
W. Crews Lott

cc:	Jason Wynn, United States Securities and Exchange Commission
Bruce N. Huff, Far East Energy Corporation
Amar Budarapu, Baker & McKenzie LLP

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